SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
eBay Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
278642103
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael R. Jacobson, Esq.
Senior Vice President, Legal Affairs, General Counsel and Secretary
2145 Hamilton Avenue
San Jose, California 95125
(408) 376-7400
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Joseph M. Yaffe, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
(650) 328-4600
Calculation of Filing Fee

Transaction valuation	Amount of filing fee*

N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Stockholders of eBay Inc. (“eBay” or the “Company”) to be held on April 29, 2009 (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve amendments to certain of the Company’s existing equity incentive plans to allow for a one-time stock option exchange program for employees other than the Company’s named executive officers and directors (the “Option Exchange Program”); (ii) a written communication sent by the President and Chief Executive Officer of eBay to the Company’s employees on March 9, 2009 regarding the proposed Option Exchange Program; (iii) a bullet-point list of basic information about the proposed Option Exchange Program, which was attached as a link to the written communication referred to in (ii) above; (iv) an email from Beth Axelrod, Senior Vice President, Human Resources, to eBay people managers, human resources managers, the investor relations team, and the public relations team regarding the proposed Option Exchange Program; (v) a Proposed Stock Option Exchange Program Q&A made available to the Company’s employees on March 9, 2009; and (vi) a March 9, 2009 post by Richard Brewer-Hay, editor of eBay Ink, the Company’s online blog, regarding the proposed Option Exchange Program. Neither the Preliminary Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the proposal to approve amendments to certain of the Company’s existing equity incentive plans to allow for the proposed Option Exchange Program.
The Option Exchange Program has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
In connection with the proposal to be voted on by eBay’s stockholders with respect to the amendment of certain eBay equity incentive plans to permit the Option Exchange Program, eBay has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. eBay stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the plan amendments, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.
eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on March 9, 2009 and incorporated herein by reference).
99.2	Communication from John Donahoe, President and Chief Executive Officer of eBay, to eBay employees regarding the proposed Option Exchange Program, dated March 9, 2009.
99.3	Basic Information regarding the proposed Option Exchange Program, dated March 9, 2009.
99.4	E-mail from Beth Axelrod, Senior Vice President, Human Resources, to eBay people managers, human resources managers, the investor relations team, and the public relations team regarding the proposed Option Exchange Program, dated March 9, 2009.
99.5	Proposed Stock Option Exchange Program Q&A, dated March 9, 2009.
99.6	March 9, 2009 post by Richard Brewer-Hay, editor of eBay Ink, eBay’s online blog, regarding the proposed Option Exchange Program.